

Exhibit 9: Certain Information Regarding JCR's Designated Compliance Officer

DESIGNATED COMPLIANCE OFFICER

Name: Mr. Koichi Fujimoto

Employment History:

2006 to present
Japan Credit Rating Agency, Ltd.

From September 1, 2016
Chief Compliance Officer

April –August 2016
Senior Executive Officer, Chief Analyst and Rating Committee Member
Supervisory Committee Member

2015-2016
Senior Executive Officer, Chief Analyst, General Manager of Structured Finance Dept..,
International Dept. and Rating Committee Member
Supervisory Committee Member

2013 – 2015
Executive Officer, Chief Analyst, General Manager of Structured Finance Dept. and
International Dept. and Rating Committee Member
Supervisory Committee Member

2012 – 2013
Executive Officer, Chief Analyst, General Manager of Structured Finance Dept., and
Rating Committee Member
Supervisory Committee Member

2010 –2012
Executive Officer, Chief Analyst, General Manager of Structured Finance Dept., Division
Manager of Product Development Division and Rating Committee Member
Supervisory Committee Member

2008 – 2010

General Manager of Structured Finance, Division Manager of Product Development Division and Rating Committee Member

2008 – 2008

General Manager and Chief Analyst of Structured Finance Dept., Rating Committee Member

2007 – 2008

Chief Analyst of Corporate Rating 2 Dept. and Product Development Team and Rating Committee Member

2006 – 2007

Chief Analyst to Senior Managing Director

2006 – 2006

[Temporarily seconded to Japan Credit Rating Agency, Ltd. (JCR) from the Bank of Tokyo Mitsubishi UFJ (MUFJ)]
Chief Analyst to Senior Managing Director

1977 – 2006

The Bank of Tokyo (Current Bank of Tokyo-Mitsubishi UFJ) (successively filled several posts such as General Manager of Sagamihara Branch, and were engaged in Corporate Business Promotion, Economic research, resided at the Representative Office of Bank of Tokyo in Washington D.C., etc.)

Post-Secondary Education:

1977: B.A., The University of Tokyo, Japan
2011: Certificate of U.S. CPA

Employment Status: A full-time employee of Japan Credit Rating Agency, Ltd.